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                            February 2, 2021

       Steve Simonian
       Chief Financial Officer
       NightDragon Acquisition Corp.
       101 Second Street, Suite 1275
       San Francisco, California 94105

                                                        Re: NightDragon
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January 6
2021
                                                            CIK No. 0001837067

       Dear Mr. Simonian:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Form S-1 filed January 6, 2021

       Principal Stockholders, page 161

   1. We note the disclosure in footnote one that Mr. DeWalt is deemed the beneficial owner of the shares held by your
sponsor. Please revise Mr. DeWalt's ownership in the table and the officers and
directors as a group, to reflect this beneficial ownership.
 Steve Simonian
NightDragon Acquisition Corp.
February 2, 2021
Page 2

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you
have any questions.



                                                        Sincerely,
FirstName LastNameSteve Simonian
                                                        Division of Corporation
Finance
Comapany NameNightDragon Acquisition Corp.
                                                        Office of Real Estate &
Construction
February 2, 2021 Page 2
cc:       Angela K Chen, Esq.
FirstName LastName